n.a. 3/12

11016450

FEB 2 8 2011
189
WASH, D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48076

FACING PAGE
Information Required of Broker and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 134 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ARC Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O.Box No.)

38000 Highway 72
(No. and Street)

Nederland (City) CO (State) 80466 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Welk (Name) (303) 339-7900 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUTANT whose opinion is contained in this Report*

Cordovano and Honeck, LLP
(Name – if individual, state last, first, middle name)

88 Inverness Circle East (Address) Englewood, (City) CO (State) 80112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

3/16

OATH OR AFFIRMATION

I, Gregory Welk, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ARC Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer, or director has any proprietary interest in any account classified solely as that of a customer except as follows:

DAVID M. SCHMITZ
NOTARY PUBLIC
STATE OF COLORADO
MY COMMISSION EXPIRES 1-29-13

Signature

Financial Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SPIC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARC SECURITIES, LLC

Financial Statements

December 31, 2010

(with Report of Independent Registered Public Accounting Firm)

Cordovano and Honeck LLP

Englewood, Colorado

ARC SECURITIES, LLC
Index to Financial Statements

Cordovano and Honeck LLP

Certified Public Accountants
88 Inverness Circle East
Building M
Englewood, Colorado 80112
(303) 329-0220 Phone
(303) 316-7493 Fax

Report of Independent Registered Public Accounting Firm

To the Membership of ARC Securities, LLC:

We have audited the accompanying statement of financial condition of ARC Securities, LLC (the "Company") as of December 31, 2010, and the related statements of income, changes in membership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARC Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the financial statements, the Company conducted significant related party transactions during the year ended December 31, 2010. According to generally accepted accounting principles, related party transactions are not conducted at arm's-length.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordovano and Honeck, LLP

Cordovano and Honeck LLP
February 18, 2011

ARC SECURITIES, LLC
Statement of Financial Condition
December 31, 2010

Assets:

Current assets:		
Cash and cash equivalents	$	62,090
Prepaid expenses		1,281
Total current assets		63,371
Intangible assets, net of accumulated amortization(Note 4)		35,000
	$	98,371

Liabilities and Membership Capital

Current liabilities:		
Accounts payable	$	7,256
Accounts payable, related party (Note 2)		3,000
Accrued liabilities		5,000
Total current liabilities		15,256
Membership capital (Note 6)		83,115
	$	98,371

See accompanying notes to financial statements

ARC SECURITIES, LLC

Statement of Income

For the Year Ended December 31, 2010

Revenues:		
Investment banking	$	1,000,000
Investment advisory		90,000
Interest and dividends		432
Other income		10
Total revenues		1,090,442
Expenses:		
Occupancy, related party (Note 2)		12,856
Regulatory fees		1,775
Finders' fee		120,000
Consulting expense, related party (Note 2)		785,352
Interest		44
Loss on the sale of equipment		1,493
Other expenses		80,622
Total expenses		1,002,142
Net income	$	88,300

See accompanying notes to financial statements

ARC SECURITIES, LLC
Statement of Changes in Membership Capital
January 1, 2010 through December 31, 2010

		Total
Balance at January 1, 2010	$	37,210
Net income (January 1through May 4, 2010)		685
Liquidating distribution to members		(37,895)
Balance at May 4, 2010		—
Recapitalization (Note 3)		50,000
Net income (Year ended December 31, 2010)		88,300
Distribution to member		(55,185)
Balance at December 31, 2010	$	83,115

See accompanying notes to financial statements

ARC SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 88,300
Adjustments to reconcile net income to net cash used in operating activities:	
Amortization of intangibles (Note 4)	15,000
Loss on disposal of property (Note 2)	1,492
Changes in current assets and liabilities:	
Receivables	8,203
Prepaid expenses	(978)
Accounts payable and accrued liabilities	5,720
Net cash provided by operating activities	117,737
Cash flows from investing activities:	
Member distributions	(92,395)
Net cash used in investing activities	(92,395)
Net change in cash and cash equivalents	25,342
Cash and cash equivalents:	
Beginning of year	36,748
End of year	$ 62,090
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ —
Interest	$ —
Non-cash financing activities:	
Bonus to new member (Note 3)	$ 50,000

See accompanying notes to financial statements

ARC SECURITIES, LLC
Notes to Financial Statements

(1) Organization, Presentation and Summary of Significant Accounting Policies

Organization and Basis of Presentation
ARC Securities, LLC, formerly First Capital Investments, LLC, ("FCI") (the "Company") is a broker-dealer registered with the SEC and a member of Financial Industry Regulatory Authority ("FINRA"). The Company is a Colorado corporation that is a wholly-owned subsidiary of ARCI Holdings, LLC ("ARCI"). During 2010, the Company underwent a change in control and name change (See Note 3).

At December 31, 2010, the Company had one active Class A member, no Class B members, and no Class C members. Class A members have voting privileges. Class B members are fully licensed traders, who trade for their own account or on behalf of Class C members. Class C members are unlicensed members who have no control in the operations or trading decisions, but receive a share of the Company's trading profits and losses.

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents.

Accounts Receivable
Accounts receivable are stated at their net realizable value. Management believes that accounts receivable are fully collectible and has not recorded an allowance for doubtful accounts.

Intangible Assets
Intangible assets are stated at cost. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets.

Impairment of Long-Lived Assets
The Company evaluates the carrying value of its long-lived assets under Accounting Standards Codification 360-10-35-15, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10-35-15). ASC 360-10-35-15 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less cost to sell.

Income Taxes
The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable

income. Therefore, no provision or liability for Federal or state income tax is included in the accompanying financial statements.

Securities transactions

Proprietary securities transactions are recorded on the trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenues and expenses from investment banking services and commissions are recognized based on the terms of each individual agreement. During the year ended December 31, 2010, the Company did not engage in proprietary transactions.

(2) Related Party Transactions

The Company operates under shared services agreements with Boulder Securities, LLC ("BSLLC") and ARC International Corp. ("AIC"), respectively. The Company paid BSLLC a total of $1,000 during the year ended December 31, 2010 and is obligated to pay BSLLC an additional $3,000 at December 31, 2010 for rent and shared usage of office equipment. Additionally, the Company paid AIC a total of $8,856 for office space, telephone, parking and other services during the year ended December 31, 2010.

During the year ended December 31, 2010, the Company paid an affiliate $785,352 for quarterly fees and annual bonus per service agreement.

(3) Change in Control

On August 27, 2009, Jess Peterson, representing the members of FCI entered into a Membership Interest Purchase Agreement to sell 100 percent of FCI's membership interest to ARCI Holdings LLC in exchange for $50,000. The closing of the purchase was May 4, 2010, at which time all remaining assets of FCI, consisting principally of cash totaling $37,895, were distributed to Mr. Peterson.

Costs of the transaction, totaling approximately $14,730, were charged to the period.

Effective May 5, 2010, ARCI recapitalized the Company as follows:

FINRA Membership..	$	10,000
Non-compete Agreement..................................		40,000
Bonus to new member (non-cash)...................	$	50,000

FCI changed its name to ARC Securities, LLC effective June 9, 2010.

(4) Intangible Assets

As of December 31, 2010, intangible assets consisted of the following:

Non-compete Agreement	$	40,000
Less: accumulated amortization		(15,000)
	$	25,000
FINRA Membership	$	10,000

Amortization expense was $15,000 for the year ended December 31, 2010.

The remaining weighted-average amortization period is 1.3 years for the employment agreement. Estimated annual amortization expense for the next two years is as follows for the years ending December 31:

For the years ending December 31,		Amortizatior Expense
2011	$	20,000
2011	$	5,000

(5) Fair Value Measurements

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

ARC SECURITIES, LLC
Notes to Financial Statements

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Cash..	$ 62,090	$ -	$ -	$ -	$ 62,090

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
FINRA Membership......................	$ -	$ -	$ 10,000	$ -	$ 10,000
Employment Agreement.............	$ -	$ -	$ 25,000	$ -	$ 25,000

Fair Value Option

GAAP for financial instruments provides a fair value option election that allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. No election has been made.

(6) Membership Capital

Pursuant to the Uniform Net Capital Rule (15c3-1) under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined by the Rule. Net capital may fluctuate on a daily basis. At December 31, 2010, the Company had net capital and net capital requirements of $46,834 and $5,000, respectively.

ARC SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule I

Net Capital		
Total shareholder's equity qualified for net capital	$	83,115
Deductions:		
Non-allowable assets		(36,281)
Net capital	$	46,834
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	15,256
Total aggregate indebtedness	$	15,256
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness)	$	1,017
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	41,834
Excess net capital at 1000%	$	45,308
Ratio: Aggregate indebtedness to net capital		0.33 to 1

ARC SECURITIES, LLC
Reconciliation of the Computation of Net Capital for Brokers and Dealers Pursuant to SEC Rule 15c3-1 with that Reported in Unaudited Part IIA (X-17a-5)

Schedule II

Net Capital, as Reported in Part IIA		
(X-17a-5) of the Company's unaudited		
FOCUS report on December 31, 2010	$	50,293
Audit adjustments:		
Accrues expenses		(3,504)
Other		45
	$	46,834

ARC SECURITIES, LLC
Computation for Determination of Reserve Requirement Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

Schedule III

Exemption is claimed under Section (k) (2) (i) paragraph:

ARC Securities, LLC holds no customers funds and/or securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

ARC SECURITIES, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

Schedule IV

Exemption is claimed under Section (k) (2) (i) paragraph:

ARC Securities, LLC holds no customers funds and/or securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Cordovano and Honeck LLP *Certified Public Accountants*
88 Inverness Circle East
Building M
Englewood, Colorado 80112
303) 329-0220 Phone
(303) 316-7493 Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Membership of ARC Securities, LLC

In planning and performing our audit of the financial statements of ARC Securities, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matters involving the control environment and its operation that we consider to be a material weakness as defined above.

Segregation of Duties

The size of the business necessarily imposes practical limitation on the effectiveness of those internal control practices and procedures that rely on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. The above condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of ARC Securities, LLC, for the year ended December 31, 2010, and this report does not affect our report thereon dated February 18, 2011.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule

17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Cordovano and Honeck, LLP

Cordovano and Honeck LLP
Englewood, Colorado
February 18, 2011

Cordovano and Honeck LLP

Certified Public Accountants

88 Inverness Circle East
Building M-103
Englewood, Colorado 80112
(303) 329-0220 Phone
(303) 316-7493 Fax

To the Board of Directors of ARC Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2010, which were agreed to by ARC Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating ARC Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). ARC Securities, LLC's management is responsible for the ARC Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment, if any, applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cordovano and Honeck, LLP

Cordovano and Honeck LLP
February 18, 2011